NYER MEDICAL GROUP, INC.
13 Water Street
Holliston, MA 01746

December 4, 2009

VIA FAX AND EDGAR

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nyer Medical Group, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Filing”)
File No. 000-20175

Dear Mr. Reynolds:

We are in receipt of your comment letter dated December 3, 2009, regarding the above referenced Filing.  Your original comment appears in bold text, followed by our response.

1.
Please explain why you believe that Rule 13e-3 under the Securities Exchange Act of 1934 does not apply to the series of transactions described in your preliminary proxy materials.  We may have further comment.

Response:   We do not believe Rule 13e-3 applies to the transactions described in the Filing because none of the transactions is a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3(a)(3).

Under Rule 13e-3(a)(3)(i), the only potentially applicable type of transaction that could apply is “a solicitation subject to Rule 14A of any proxy, consent or authorization of…any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with…a sale of substantially all of the assets of an issuer to its affiliate or group of affiliates….”   Of the transactions described in the Filing, only the DAW Stock Purchase described therein is a transaction between the issuer and a group of affiliates.  The WAG Purchase described therein is a distinct transaction, negotiated separately from the DAW Stock Purchase between the issuer and Walgreen Eastern Co., Inc., an entity that is not an affiliate of the Company or any of the Company’s affiliates, nor are any affiliates of the Company parties to the WAG Purchase.  The WAG Purchase is a sale of substantially all of the assets (approximately 84%) of the Company, while the DAW Stock Purchase represents a sale of only approximately 16% of the Company’s assets to affiliates.  Though the DAW Stock Purchase will only close if the WAG Purchase is completed, the closing of the WAG Purchase is completely independent of the DAW Stock Purchase.  Further, after paying off the expenses described on page 52 of the Filing, the cash received from the WAG Purchase will be distributed to the Company’s shareholders via the Plan of Dissolution, rather than retained by DAW.  The transactions therefore do not involve a transaction or series of transactions that would result in a sale of substantially all of the Company’s assets to affiliates.  We therefore do not believe the transactions described in the Filing fit within the parameters of Rule 13e-3(a)(3)(i).

Mr. John Reynolds
December 4, 2009

Furthermore, none of the transactions described in the filing has the effects referred to in Rule 13e-3(a)(3)(ii).  As noted on page 14 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, the Company only had 46 shareholders of record.  As noted in the Filing, the Company was already considering “going dark” prior to entering into the transactions since it had below 300 shareholders of record.  Therefore, none of the transactions would cause any class of equity securities of the Company to become eligible for termination of its reporting obligations, as the Company is already eligible, regardless of the transactions.

Further, only the Plan of Dissolution described in the Filing (which is not a transaction of the type described in Rule 13e-3(a)(3)(i)) would cause the Company to no longer be listed on the NASDAQ Capital Market.  Even if the WAG Purchase and DAW Stock Purchase were completed, we believe that the Company would remain eligible for listing based on current circumstances until it dissolved.  We note, however, that prior to the transactions being announced, the Company had received notice that it was not in compliance with NASDAQ’s minimum share price requirement and was in jeopardy of being delisted, irrespective of the transactions.  We believe that in the absence of the transactions or other action by the Company, the Company would have been delisted in the near future.  Once the transactions were announced, the Company’s share price increased and the Company regained compliance, so the fact that the Plan of Dissolution would cause delisting is somewhat artificial since the Company was already likely to be delisted from NASDAQ.

In connection with our response above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
December 4, 2009

We appreciate your comment and welcome the opportunity to discuss with you our response provided above.  If you have any questions, please contact me at (508) 429-8506 or via fax at (508) 429-8237.  You may also contact our attorneys, Howard Berkenblit or Gayle Ehrlich, of the firm Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

/s/ Mark A. Dumouchel
President and Chief Executive Officer
Nyer Medical Group, Inc.